Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 495 0888

ISSUER FACSIMILE NUMBER:	(64) 4 495 0889

CONTACT NAME AND POSITION:	Thompson Jewell, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	June 30, 2008

DATE OF REPORT:	August 14, 2008

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	August 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	August 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is August 14, 2008, for the period ended June 30, 2008.

Please refer to the Company’s filings at www.SEDAR.com for further information.

Overview

The Company is engaged in oil and gas exploration and production in New Zealand (and until the end of May 2008, Papua New Guinea (“PNG”)). This activity comprises:

-	geological and geophysical studies to define targets for drilling

-	drilling and evaluation of exploration wells

-	development and production of commercially viable discoveries

-	use of infrastructure for own and third parties’ transport and storage of hydrocarbons.

It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a proportion of exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group working through a phased work program agreement, entered into with the appropriate regulatory body. The regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the outcomes of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will generally have the right at the end of a permit year to commit to the next year’s work program or relinquish their permit rights.

Overall Performance – Q2 2008

The Company had a net loss for accounting purposes for the three months ended June 30, 2008 of $2,529,194. However, significant progress was achieved in Q2 2008 - for the first time, the Company had a positive operational result comparing increased oil and gas sales of $4,386,717 with the direct expenses of royalties, production costs, and general and administrative expenses.

	Q208	Q108	Q207

Oil and Gas Sales	4,386,717	2,817,267	1,920,039
Royalties	(200,775)	(190,288)	(91,336)

	4,185,942	2,626,979	1,828,703
Production Costs	(1,174,176)	(524,106)	(814,202)

	3,011,766	2,102,873	1,014,501
General and Administrative Expense	(2,360,929)	(2,135,964)	(1,542,595)

	650,837	(33,091)	(528,094)

The Company held cash and short-term deposits (excluding restricted cash) amounting to $9,109,968 as at June 30, 2008. Cash held by the Company increased in the quarter by $5 million. However as

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

further discussed below, the Company had an overall working capital deficit of $15,112,965, primarily arising from amounts owed to its bankers under a loan facility.

Update of “Outlook for 2008”

In the 2007 Annual Report MD&A, 2008 was defined as “a year of consolidation to secure the financial future of the Company” and the requirements to achieve that were outlined. Substantial progress has been made. Core to this progress has been the re-focusing of the Company’s strategy on the development and growth of its New Zealand assets.

In the Cheal field, the recent success with the A7 well (expected to be producing by late August) will add valuable production, although the rate of additional daily production from the well has not yet been established. Whilst the A6 well was not commercial, it did add to our knowledge of the overall field geology. This knowledge is being applied to update both the Cheal and Greater Cheal prospect inventory, which we anticipate commencing drilling in 2009. Work is also being progressed on production optimization opportunities (such as fraccing and waterflood).

In Cardiff, testing of the K3E zone did not provide a definitive result. Work is being planned to define the future appraisal work programme to progress a longer term development of the permit.

Monetization of non-core assets has been successful, with the cash divestment of both the Stanley and Douglas discoveries in Papua New Guinea for aggregate cash proceeds of $8.5 million. We are actively marketing a farm-out of an interest in Kahili to enable the Kahili-2 well to be drilled. The work commitment (seismic acquisition) in PEP38524 “D’Urville” permit has been farmed-out to AWE. We continue to pursue other farm-out opportunities to ensure we can meet our permit obligations while at the same time retaining an interest appropriate to the size of the Company in any prospective permit.

Resolving the Company’s working capital deficit remains a significant challenge. The $1.20 per unit equity placement underway at the end of 2007 was completed in February 2008. In June 2008, an additional $5.6 million was raised at $0.50 per unit (each unit a common share and half warrant exercisable at $1.00) and ring-fenced to fund the drilling of A6/7 wells and further opportunities.

The proceeds from the asset sales have been applied against the Investec loan facility. The original $23 million facility has been reduced to $6,276,000 (net of the debt service reserve account) by June 30, 2008, and by a further $3,450,000 in July 2008.

It was agreed with Investec that it was prudent to close out the December 2006 forward oil sales contracts from June 1, 2008 onwards. This has enabled the Company to access full market prices and also reduce the Company’s cashflow exposure to production levels below the “contract” level. To finance the transaction, we borrowed a further $17,847,032 million from Investec which is required to be refinanced or repaid by December 15, 2008 – we will seek to utilise a reserves debt financing to restructure this loan facility and/or sale of equity.

To underpin its financial re-structuring, the Company has reduced its staffing levels; delisted from AMEX with a view to eliminating US securities compliance and other costs associated with multiple listings and jurisdictions; and the effort to identify cost reductions and efficiencies across all activities, particularly operations and G&A, has intensified. The effects of much of this effort will only become evident in future quarters.

Cheal Field

In the period April 1 to June 30, 2008, the Cheal Oil Field produced a total of 42,812 barrels of oil (100 percent). The oil was transported to the Omata Tank Farm where it was sold to Shell Petroleum Mining Limited. Gas produced in association with crude oil was used to generate electricity for on site

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

use and exported to the Waihapa Production Station. Oil production was from three wells at the Cheal A site and three wells at the Cheal B site.

During the June quarter, the planned drilling of the Cheal A6 and A7 wells was commenced. These well locations were selected using the regional 3D dataset with the potential to add both reserves and increased production from sands above the regional oil water contact.

The Cheal A6 well was spudded on June 11, 2008 and reached a total depth of 1930m on June 26, 2008. The well intercepted the oil bearing MM3 Sands at approximately 1818m MD. The net sand interval was interpreted from wireline logs to be 2m thick. This was thinner than predicted and the Joint Venture agreed to plug and abandon the Cheal A6 well due to its predicted low flow rates.

A whipstock plug was set at 1359m MD and a side track well (Cheal A6ST) was kicked off to target a location 150m to the south of the original Cheal A6 location. The Cheal A6ST well was drilled to a total depth of 1936m. The well intercepted the targeted MM3 sands as prognosed. A total of 2m of net pay was interpreted from wireline logs. The Cheal A6ST well was also predicted to have sub economic flow rates and the Joint Venture agreed to plug and abandon the well.

The Cheal A7 well was drilled in July 2008 as a side track well from the Cheal A6 well bore. The well reached a total depth of 1848m on July 10, 2008. The well intercepted 7 metres of oil bearing sands in the MM3 Sands and has been completed as a producer. First production from the Cheal A7 well is expected in late August. The cost of the A6/A7 program was $1.22 million to the end of the June quarter and is expected to total $2.43 million when completed.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5 percent beneficial interest in the Cheal Field.

Cardiff Project

Well testing activities continued on the Cardiff 2A ST1 well. Results from a flowing pressure build up survey confirmed the reservoir pressure is still well below the assumed K3E pressure of 8400 psi. Gas sampling at wellhead pressures of 600 and 300 psi obtained CO2 readings of 23 and 9 percent respectively and analysis of the water samples confirmed earlier results of formation water. X-ray diffraction results and analysis on sludge/solid material recovered from the well showed high concentrations of calcite (possibly from loss circulation material used in the drilling operations) and barite (either from the recent workover fluid or from the original drilling mud).

The well was subsequently shut-in for a further extended pressure build up period. In July 2008, the pressure and temperature gauges were retrieved from the well. The results of the second pressure build up survey were broadly consistent with the first survey. The well is now shut-in with a back pressure valve installed. The joint venture parties are in discussion about the future appraisal programme options.

The Company is the operator of the Cardiff project on behalf of the joint venture, and at June 30, 2008 owned a 44.9 percent interest in the project. The Company has entered into an agreement to acquire a further 5.1 percent in the project subject to regulatory approval.

Kahili Field

The Company is anticipating drilling a Kahili-2 well in Q4 2008, subject to a successful farm-out deal being negotiated. The well will be drilled 140 metres updip of the Kahili-1 well which produced for a short period in the second half of 2004. If successful, Kahili gas / condensate could come back on-stream relatively quickly because of existing infrastructure including a small gas plant.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

Initial gas production from Kahili will be used to satisfy the Company’s obligations to Vector Gas Limited under two prepayment agreements. See discussion under heading “Liquidity and Capital Resources”, and Note 20 of the Company’s Financial Statements.

The Company is the operator of the Kahili project on behalf of the joint venture and holds an 85 percent interest in the project.

Stanley Project

The Company concluded an agreement to sell its interests in the Stanley Project (PRL 4) and PRL 5 to a subsidiary of Horizon Oil Limited (ASX:HZN). The sale price for the combined interests was $3.5 million, which was received in May 2008. The agreement was subject to joint venture pre-emptive rights, which the other parties in the respective joint ventures elected not to take up.

Douglas Project

The Company concluded an agreement to sell its interests in PPL 235 (Douglas discovery) and PPL 261 to Foreland Oil Limited, a subsidiary company of Rift Oil plc (AIM:RIFT). The agreement included the sale of the Company’s interest in the Coral Sea rig. The sale price was $5 million (which was received in full in June 2008) and included the dismissal of all claims of litigation between the two companies.

D’Urville Offshore Permit (PEP 38524)

The Company has entered into an agreement with Australian Worldwide Exploration Limited (ASX:AWE) whereby AWE has agreed to fully fund the acquisition of 350km of 2D seismic in return for an 80 percent interest in the permit. AWE will also take on the operatorship of the permit. The farm-out is subject to approval of a revised work programme and of the transfer by the Ministry of Economic Development, which consent is still pending.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds, future production revenue and raising additional capital. As part of its on-going exploration portfolio management, the Company continually assesses its equity holding in permits and may elect to farm-out portions of certain commitments. Failure to meet minimum work obligations would put the company in default with the MED, likely resulting in loss of the permit. Refer Interim Financial Statements Note 2.

The Company is currently earning revenue from the sale of Cheal oil from permanent production facilities.

The Company faces a variety of business risks. The principal ones relate to exploration failure, production plant or well failure, oil price, exchange rates, the cost and availability of funding, and the cost and availability of services and materials. The Company benefits or loses from an increase or decrease in oil prices subject to oil price put sales contracts for the sale of crude oil. In June 2008, the Company purchased put options on 114,000 barrels of oil at $90 per barrel, spread over the period September 2008 to August 2009 inclusive, to provide some protection against the downside risk of oil prices. The Company’s exploration costs are incurred in both NZ dollars and US dollars. The Company derives revenues principally denominated in US dollars. This provides a partial hedge to the exchange rate fluctuations. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

Results of Operations

Quarter Ended June 30, 2008

The Company’s share of production from Cheal has generated revenue of $4,386,717 for the quarter ended June 30, 2008. Other significant revenue was joint venture recoveries and interest which totaled $297,956 for the quarter, and the sale of the Company’s PNG assets for a total sale price of $8,500,000 (and net income of $8,002,147).

For the quarter ended June 30, 2008, the Company incurred a net loss of $2,529,194 compared to a net loss of $3,243,512 for the quarter ended June 30, 2007. The decreased loss for the June 30, 2008 quarter of $714,318 was primarily attributable to:

-	sale of the Company’s PNG assets for $8,500,000 which included the sale of the Coral Sea rig (with a book value of $497,853);

-	net production (net revenue less production costs) increased by $717,804;

-	decreased oil and gas exploration expenditure of $257,730;

-	decrease in interest expense $251,682 due to loan repayment;

offset by:

-

increase in the derivative loss attributable to forward oil sale contracts of $6,740,838 (see further description below (“Financial Instruments and Other Instruments, c) Derivatives”) and in the June 30, 2008 Interim Financial Statements, Note 6 – Derivative Losses – Forward Oil Sale Contract));

-	increase in depletion expense of $835,213 due to increased production of oil from the Cheal field;

-	increase in general and administrative expenses of $818,334. This is due to an increase in consultants; legal advice; audit fees; insurance; and stock compensation.

Summary of Quarterly Results

	Net Revenue Less Production Costs	Net (loss)/profit for the period	Net (loss)/profit per share basic	Net (loss)/profit per share diluted

2008

First quarter	1,249,442	(6,567,884)	(0.16)	(0.16)
Second quarter	1,611,389	(2,529,194)	(0.06)	(0.06)

2007

First quarter	360,425	(2,224,131)	(0.08)	(0.08)
Second quarter	1,014,501	(3,243,512)	(0.11)	(0.11)
Third quarter	1,179,525	(3,636,895)	(0.12)	(0.12)
Fourth quarter	400,524	(12,925,711)	(0.43)	(0.43)

2006

Third quarter	311,680	346,828	0.02	0.02
Fourth quarter	74,687	(11,441,092)	(0.49)	(0.49)

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

The Company has discontinued its operations in Papua New Guinea during the quarter, as described earlier. There have been no extraordinary items in the past 2 years.

Liquidity and Capital resources

For the six months to June 30, 2008, the Company had a net loss of $9,097,078 (2007: $5,467,643) and accumulated deficit of $72,215,990 (2007: $46,556,306). The Company also had a working capital deficit of $15,112,965 (December 31, 2007: $29,982,748). In addition, the Company has been unable to generate net cash from operating activities for the past three years. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits.

The Company is operating under a formal waiver in respect of its breaches of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility primarily as a result of delays in completing the Cheal project in accordance with previously agreed timelines. The loan facility has been renegotiated, with the key agreement being the full repayment of the facility (currently $25,373,032) on or before December 15, 2008 and hence the loan facility has been disclosed as a current liability.

The requirement to satisfy Investec raises substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. However, based on cash flow forecasts prepared by management and the independently estimated value of the Company’s oil reserves and prospective value of its other exploration properties, management believes that Company can be re-financed within the requirements of the Investec facility timetable, and leads management to conclude that the Company can continue to meet its ongoing obligations for a reasonable period of time. The forecast assumes the Company’s on-going production is sustained; oil prices remain at or about $120 per barrel; normal expenditure is maintained; and further capital raising is completed to enable the Investec loan facility to be repaid in full on or before December 15, 2008.

The Company’s consolidated interim financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any potential reductions in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the company was unable to continue as a going concern. Such reductions could be material.

The Company had total cash and short-term deposits (excluding restricted cash) of $9.1 million at June 30, 2008.

In May 2008, the Company executed a settlement agreement with its other Cheal joint venture participant, TAG Oil Ltd., which resolved a number of disputes relating to the Cheal project development. The settlement included a net payment to a subsidiary of TAG of $1.6 million in a combination of cash, Austral stock and expected forward production from the A7 well. The Company issued 2.273 million ordinary shares to TAG, with anti-dilutive protection provided for a period of six months. In return, TAG agreed not to dispose of these shares for a period of twelve months. In addition, the Company paid TAG $229,000 (NZ$300,000) and TAG paid its $429,000 (NZ$562,353) share of the remaining Cheal facilities costs that were being withheld pending a resolution to the dispute. TAG is expected to receive an additional $250,000 payable in equal installments over twelve months from commencement of the A7 production.

In June 2008, the Company completed a private placement of 11,222,360 shares with 5,611,180 warrants attached, at a unit price of $0.50, raising $5.6 million. A unit consists of one common share and one-half share purchase warrant. Full warrants are convertible one-for-one into common stock for twelve months from closing at exercise price of $1.00.The anti-dilutive protection afforded to TAG as

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

discussed in the preceding paragraph was triggered by this placement and will be calculated at the end of the six month period, taking into account other financings that occur within that period.

In May 2008, the Company sold its PNG PPL235 (Douglas) and PPL261 assets for $5 million, and its PNG PRL 4 (Stanley) and PRL 5 assets for $3.5 million.

The Company participates in oil and gas exploration and development joint venture operations with third parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total obligations under various joint venture agreements are $5.6 million as at June 30, 2008. In addition to this, the Company has a further obligation with respect to the outstanding balance of the two prepaid gas agreements with Vector Gas Limited (previously NGC) totaling $1.43 million and $1.75 million respectively. Further information can be found in Note 20 of the Company’s 2007 Annual Financial Statements.

The Company’s obligations are summarized in the following table:

Contractual and other obligations	Payments Due by Period (US$)

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Operating Leases	522,223	145,769	291,126	85,328	—

Joint Venture Commitments (1)	5,603,848	2,110,778	3,493,070	—	—

Total Contractual Obligations	6,126,071	2,256,547	3,784,196	85,328	—

(1)

Joint Venture Commitments that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations. These include a 69.5% share in the Cheal field development.

Note that while these are obligations, they do not constitute liabilities required to be paid in cash. The consequences of not meeting an obligation are not clear, but are likely to include the loss of permit interest.

The Company is currently in discussions with its joint venture participants regarding permit work programs. However, these programs have yet to be approved. These discussions are in line with standard on-going business practice.

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming-out to other participants. In June, the Company announced it had farmed down an 80 percent interest in PEP 38524, offshore Tasman Bay, to Australian Worldwide Exploration Limited (ASX:AWE). In return, AWE has undertaken to fully fund acquisition of 350km of 2D seismic within the permit. The farm-out is subject to approval of a revised work programme and of the transfer by the Ministry of Economic Development.

Related Party Transactions

Directors received a total remuneration of $44,767 during the three months to June 30, 2008 (three months to June 30, 2007; $23,500). Directors’ fees were increased in August 2007 with effect from January 1, 2007 to take account of the changed board composition and market practices, so the comparable fees eventually paid for the June 2007 quarter were $38,625.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

Proposed Transactions

Discussions, which may in due course lead to further funding arrangements, are underway regarding the Company’s assets in New Zealand. These discussions are in line with standard on-going business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements, the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the quarter ended June 30, 2008.

Changeover from Canadian GAAP to IFRS

The Company has started to develop a changeover plan to adopt International Financial Reporting Standards (IFRS) and has made application, pursuant to CSA Staff Notice 52-321, to adopt IFRS with effect from January 1, 2007 and hence prepare its first fully compliant IFRS financial statements as at December 31, 2008.

Due to the adoption of NZ IFRS by the New Zealand accounting bodies, the Company has reconciled its financial statements to NZ IFRS for the December 31, 2007 financial year. This reconciliation provides the adjustments and additional disclosures required to make the financial statements comply with all material aspects and requirements of NZ IFRS.

The Company intends to use this reconciliation as a basis for the transition from Canadian generally accepted accounting principles to Canadian International Financial Reporting Standards.

Accounting policies significantly affected are as follows:

1	Share based payments

2	Asset retirement obligation provision

3	Deferred tax

4	Impairment of property and equipment

5	Impairment of goodwill

6	Exploration and evaluation expenditure

Added disclosures

1	Employee costs

2	Joint venture operations

Impact of IFRS changeover on financial reporting

This information can be found in Note 26 of the Company’s 2007 Annual Financial Statements.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

Financial Instruments and Other Instruments

a)	Incentive Stock Options

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended June 30, 2008 (see Note 10(b)).

In the quarter ended June 30, 2008, the Company granted 80,000 stock options at an exercise price of $0.49.

b)	Share Purchase Warrants

No warrants previously issued have been exercised during the three months to June 30, 2008.

In conjunction with the common share placement in June 2008, the Company issued 5,611,180 warrants. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $1.00.

c)	Derivatives

The Company entered into a series of forward sales contracts in 2006 for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long-term debt. As a condition of the restructuring of the loan facility, these contracts were closed out on May 27, 2008, funded by a short term loan of $17.8 million from Investec Bank, repayable on or before December 15, 2008. A series of $90 put options covering 114,000 barrel over the period September 2008 to August 2009 inclusive were purchased at the same time.

d)	Preferred Shares

On September 20, 2007, the Company privately placed 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The convertible debentures have similar commercial terms, but would not be entitled to any voting rights. The exchange will be subject to a number of conditions precedent including negotiation of definitive agreements with the Company as well as subordination agreement between the preferred shareholders and Investec, and the approval of the TSX-V.

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at June 30, 2008):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms

Common shares	59,467,829

Incentive Stock Options	834,176	Various	Exercisable for 1 common share each from $0.49 to $2.50, vesting over periods of 18, 24 or 36 months.
	(vested)	(October 15, 2008 to June 30, 2013)

	150,000	September 30, 2009	In conjunction with the preferred share issue, priced at $1.30 with a two year term (extending to three years when permitted by TSX policies)
(vested)

	1,123,329	Various	Exercisable for 1 common share each from $0.49 to $2.50, vesting over periods of 18, 24 or 36 months.
	(unvested)	(October 15, 2008 to June 30, 2013)

Share Purchase Warrants	2,500,000	December 21, 2008

In conjunction with the debt facility, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding Junior tranche debt.

	12,500,000	February 28, 2009

In conjunction with the common share placement in February 2008, the Company issued 12,500,000 warrants. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $2.25

	5,611,180	September 26, 2009

In conjunction with the common share placement in June 2008, the Company issued 5,611,180 warrants. The warrants are convertible one-for-one into common stock for fifteen months from closing at an exercise price of $1.00

AUSTRAL PACIFIC ENERGY LTD.

(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2008

Preferred Shares / Convertible Debentures	7,692,308	September 20, 2010

Convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly. Agreement in principle to exchange preferred shares for convertible debentures, with effect from January 1, 2008.

“Thompson Jewell”
Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.